CHINA STATIONERY and OFFICE SUPPLY, Inc.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

August 22, 2008

VIA EDGAR
Blaise Rhodes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China Stationery and Office Supply, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       Filed April 15, 2008
       Form 10-Q for Fiscal Quarter Ended March 31, 2008
       Filed May 20, 2008
       File No. 000-49819

Dear Mr. Rhodes:

I am writing in response to your letter to the undersigned dated August 4, 2008.  My staff and accountants are preparing a response to the SEC comments.  We require additional time, however.  We will have a complete response to your comments filed on or before September 30, 2008.

Sincerely,
/s/ Wei Chenghui
Wei Chenghui
Chief Executive Officer and Chief Financial Officer